Issuer Free Writing Prospectus

June 1, 2022

Filed pursuant to Rule 433

Registration No. 333-253712

20,000,000 Depositary Shares, Each Representing a 1/40th Interest in a Share of

7.75% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A

(liquidation preference $1,000 per share (equivalent to $25 per Depositary Share))

Pricing Term Sheet

June 1, 2022

This term sheet supplements the information set forth in the preliminary prospectus supplement, dated May 31, 2022, to the accompanying prospectus dated March 1, 2021.

Issuer:	PacWest Bancorp (the “Issuer”)

Securities Offered:	Depositary shares (“Depositary Shares”), each representing a 1/40th interest in a share of 7.75% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A (“Preferred Stock”)

Expected Rating:*	BB- (Fitch) / BBB- (Kroll) / BBB (Egan-Jones)
Number of Depositary Shares:	20,000,000 Depositary Shares
Aggregate Liquidation Preference:	$500,000,000

Option to Purchase Additional Depositary Shares:	The underwriters will have an option to purchase up to an additional 3,000,000 Depositary Shares, or 15%.

First Reset Date:	September 1, 2027

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date.

Reset Period:	The period from, and including, the First Reset Date to, but excluding, the following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date.

Dividend Payment Dates:	If declared, dividends will be payable quarterly, in arrears, on March 1, June 1, September 1 and December 1 of each year, beginning on September 1, 2022.

Dividend Rate (Non-cumulative):	From and including the original issue date to, but excluding, September 1, 2027 or the date of earlier redemption, 7.75% and from and including September 1, 2027, during each Reset Period, the five-year treasury rate as of the most recent reset dividend determination date (as defined in the preliminary prospectus supplement dated May 31, 2022 (the “Preliminary Prospectus Supplement”)) plus 4.82%.

Day Count:	30/360 to, but excluding, September 1, 2027, and, thereafter, a 360-day year and the number of days actually elapsed

Term:	Perpetual

Trade Date:	June 1, 2022

Settlement Date:	June 6, 2022 (T + 3)

Optional Redemption:	The Issuer may, at its option and subject to any required regulatory approval, redeem the shares of the Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after the First Reset Date, or (ii) in whole but not in part at any time within 90 days following a “regulatory capital treatment event,” as described in the Preliminary Prospectus Supplement under “Description of the Series A Preferred Stock – Redemption”, in each case at a cash redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends, to, but excluding the redemption date. The Preferred Stock will not be subject to any sinking fund or other obligation of the Issuer to redeem or repurchase the Preferred Stock.
Listing:

The Issuer has applied to list the Depositary Shares on the Nasdaq Global Select Stock Market under the symbol “PACWP”. If the application is approved, trading of the Depositary Shares on the Nasdaq Global Select Market is expected to commence within 30 days after the initial delivery of the Depositary Shares.

Public Offering Price:	$25 per Depositary Share

Underwriting Discounts and Commissions:	$0.7875 per Depositary Share for Depositary Shares sold to retail investors and $0.625 per Depositary Share for Depositary Shares sold to institutional investors.

Net Proceeds to Issuer (before offering expenses):	$487,302,238 (or $560,397,573 if the underwriters exercise their option to purchase additional Depositary Shares, in full)

Insider Participation:

Certain of the Issuer’s directors and officers have agreed to purchase 76,000 Depositary Shares (representing an aggregate liquidation preference of $1,900,000) in this offering at the public offering price for investment purposes.

CUSIP/ISIN for the Depositary Shares:	695263 202/ US6952632023

Joint Book-Running Managers:	Piper Sandler & Co. J.P. Morgan Securities LLC Janney Montgomery Scott LLC

Co-Managers:	Credit Suisse Securities (USA) LLC
D.A. Davidson & Co. Stephens Inc.

Junior Co-Managers	Academy Securities, Inc.
Roberts & Ryan Investments, Inc.
Depositary:	Equiniti Trust Company

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Issuer expects that delivery of the Depositary Shares will be made against payment therefor on or about June 6, 2022, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares before their delivery hereunder will be required, by virtue of the fact that the Depositary Shares initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Depositary Shares who wish to trade the Depositary Shares prior to their date of delivery hereunder should consult their own advisors.

The Preferred Stock and Depositary Shares are not savings accounts, deposits or other obligations of, nor are they guaranteed by, a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other government agency or instrumentality. The Issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the Issuer has filed with the SEC and incorporated by reference in such documents for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Piper Sandler & Co. by mail at 1251 Avenue of the Americas, New York, NY 10020, by telephone at (800) 747-3924 or by e-mail at prospectus@psc.com; by contacting J.P. Morgan Securities LLC, by mail at 383 Madison Avenue, New York, NY 10179, by telephone at (212) 834-4533; or by contacting Janney Montgomery Scott LLC, by mail at 1475 Peachtree St NE, Suite 800, Atlanta, GA 30309, by telephone at (404) 601-7200 or by e-mail at prospectus@janney.com.

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